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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 E. WISCONSIN AVENUE, SUITE 2400
(No. and Street)

MILWAUKEE (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM H. BRAUN, CFO 414-291-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

100 E. WISCONSIN AVENUE, SUITE 2100 (Address) MILWAUKEE (City) WI (State) 53202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILLIAM H. BRAUN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLEARY GULL INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Certified Public Accountant's Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Grant Thornton

Report of Independent Certified Public Accountants

Stockholder and Board of Directors
Cleary Gull Inc.

We have audited the accompanying statement of financial condition of Cleary Gull Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 20, 2009

CLEARY GULL INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2008

ASSETS

Cash and cash equivalents	$	1,390,033
Advisory fees and other receivables		107,115
Receivable from clearing broker		227,573
Other assets		202,719
Total assets	$	1,927,440

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	519,840
Dividend payable		340,621
Total liabilities		860,461
STOCKHOLDER'S EQUITY:		
Common stock; $0.01 par value, authorized 3,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		907,932
Retained earnings		159,046
Total stockholder's equity		1,066,979
Total liabilities and stockholder's equity	$	1,927,440

The accompanying notes to financial statements are an integral part of this statement.

CLEARY GULL INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2008

NOTE A – ORGANIZATION

Cleary Gull Inc. (the "Company" - a Delaware corporation), is a financial services firm located in Wisconsin that provides investment management and investment consulting services to individuals, foundations, retirement plans and corporations and provides privately held and small public companies with merger and acquisition advisory services, private capital raising, and financial advisory services. The Company is a wholly-owned subsidiary of Cleary Gull Holdings Inc. ("Holdings").

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers cash and cash equivalents to include those investments with original maturities of 90 days or less. The cash balance includes money market funds held at the Clearing Broker and other investment accounts.

3. Receivables

Receivables primarily represent cash held at the clearing broker, other amounts due from the clearing broker, and advisory fees receivable. An allowance is made for receivables that are deemed uncollectible by management. As of December 31, 2008, there was no allowance for uncollectible accounts.

4. Property and Equipment

Property and equipment are carried at cost, less allowance for depreciation using the straight-line method, over a useful life of three to seven years. During 2008 all property and equipment were sold to Holdings. See Note E – Related Party Transactions.

5. Income Taxes

The Company has elected, for federal and state income tax purposes, to be treated as an S corporation under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the stockholders of its parent company, Cleary Gull Holdings Inc.

NOTE C – COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker and clears transactions for customers on a fully-disclosed basis with RBC Capital Markets Corporation ("Clearing Broker"). In connection with this arrangement, the Company is contingently liable for its customers' transactions. At December 31, 2008 there were no amounts to be indemnified to RBC Capital Markets Corporation for these customer transactions. The Company maintains $100,000 on deposit with the Clearing Broker and grants the Clearing Broker a continuing security interest and general lien upon the deposit in the event of a claim associated with customers' transactions. The Clearing Broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its Clearing Broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

The Company occupied office space under an operating lease that terminated on December 31, 2008. The Company also occupies office space under an operating agreement with Holdings which includes a commitment to lease office space through March 31, 2011 with the right to renew through March 31, 2016. See note E – Related Party Transactions. The office space lease and operating agreements include rate increases which are recognized on a straight-line basis over the life of the lease. The Company also leases certain equipment.

Estimated future minimum office and equipment lease payments are as follows:

2009	$	248,000
2010		261,000
2011		66,000
Thereafter		-
Total	$	575,000

The Company is also responsible for its pro-rata share of operating expense of the buildings in which it rents space.

Many aspects of our business involve substantial risks of liability. The Company recognizes liabilities for contingencies that, when fully analyzed, indicate it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if not determinable, the Company accrues at least the minimum of the range of probable loss. In the opinion of management, after consultation with counsel and given currently available information, the likelihood of an adverse contingency determination would have a materially adverse effect on our financial position or results of operation is remote. However, management's assessment of contingencies is subject to change which may result in a material effect on the results of operations in a future period.

The Company maintains cash balances which at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, "the Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital equivalent to the greater of $250,000, or 6-2/3 % of aggregate indebtedness, as these terms are defined. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had regulatory net capital and net capital requirements of $750,000 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was 1.15 to 1.

NOTE E – RELATED PARTY TRANSACTIONS

MBO Cleary Advisors Inc. ("MBOC") is a wholly-owned subsidiary of Holdings. MBOC and the Company share certain expenses in accordance with an Operating Agreement. MBOC provides advice on investment policy development, asset allocation strategy, manager/fund due diligence, evaluation, selection and monitoring to the Company.

Under an agreement between the Company and Holdings, the Company occupies a portion of office space leased by Holdings. Under this agreement, Holdings may purchase leasehold improvements, property and equipment for the benefit of the Company and its affiliate. On January 1, 2008, Holdings purchased all of the Company's fixed assets for $124,438 assets which represented the net book valued on the date acquired.

As of December 31, 2008, $126,156 was payable to MBOC and $340,621 was payable to Holdings. The amount payable to MBOC is recorded within accounts payable and accrued expenses and the amount payable to Holdings is recorded as dividends payable. Certain employees of the Company have deferred compensation agreements with Holdings. The Company paid $92,000 in 2008 related to deferred compensation agreements.

NOTE F – EMPLOYEE BENEFIT PLAN

The Company sponsors a defined-contribution savings plan covering substantially all employees of both operating companies, Cleary Gull Inc. and MBOC. The Plan is designated to qualify under Internal Revenue Code Section 401(k) of the Internal Revenue Code of 1986, as amended, and allows participant contributions on a pretax basis. The Plan provides for a Company match of employee contributions on a percentage determined by the Company each year. The Company's profit sharing contributions are discretionary.

NOTE G – FUTURE ACCOUNTING PRONOUNCEMENT

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.* FIN 48, which clarifies Statement 109, *Accounting for Income Taxes*, established the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Company's financial statements. On December 30, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* The FSP defers the effective date of FIN 48, for certain qualifying nonpublic entities, for an enterprise's annual financial statements to fiscal years beginning after December 15, 2008 and requires enhanced disclosures of the deferment and policy for evaluating uncertain tax positions.

The Company's and its affiliates, have elected, for federal and state income tax purposes, to be treated as a S-Corporation under provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the individual tax returns of the stockholders of its parent company "Stockholders" and no provision for income taxes is included in the accompanying financial statements. The Company made distributions to its sole stockholder, Holdings, in 2008, for among other things, paying federal and state income taxes attributable to the Company. For FIN 48, uncertain tax positions are assessed for open tax years based on the likelihood of sustainability of the positions taken. Any exposure would be reflected and included in the amounts ultimately recognized on the Stockholders tax filings. The Company has elected to defer the adoption of FIN 48 and management is currently determining the impact of the pronouncement on the Company's 2009 financial statements.

SUPPLEMENTARY REPORT

Grant Thornton

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

Stockholder and Board of Directors
Cleary Gull Inc.

In planning and performing our audit of the financial statements of Cleary Gull Inc. (the Company) for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 20, 2009

2501 E. Enterprise Ave., Suite 300
P.O. Box 1097
Appleton, WI 54912-1097
T 920 968-6700
F 920 968-6719

2 East Gilman Street
P.O. Box 8100
Madison, WI 53708-8100
T 608 257-6761
F 608 257-6760

100 East Wisconsin Ave., Suite 2100
P.O. Box 510470
Milwaukee, WI 53203-0086
T 414 289-8200
F 414 289-9910

Statement of Financial Condition and Reports of Independent Certified Public Accountants

Cleary Gull Inc.

December 31, 2008

(Available for Public Inspection)